Exhibit 4.57

Rights and Obligations Assumption Letter

This entity, Shanghai Youxun Education Technology Co., Ltd., is the subsidiary of BGY Education Investment Management Co., Ltd. (“Investor”) registered in Shanghai city at the Pudong New District branch office of the Administration for Market Regulation on May 28, 2019. Shanghai Huodai Commercial Information Consulting Co., Ltd., which is the subsidiary of the Investor, holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Shanghai Youxun Education Technology Co., Ltd.

(Seal) Shanghai Youxun Education Technology Co., Ltd. Affixed

By:	/s/ Xi Yu
Name:	Xi Yu
Title:	Legal Representative
Date:	May 26, 2020